

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

August 23, 2016

Chaise Vidal
Chief Executive Officer
Eco-Waste Power, Inc.
625 W Southern Avenue, Suite E
Mesa, Arizona 85210

> **Re:** **Eco-Waste Power, Inc.**
> **Offering Statement on Form 1-A**
> **Filed July 27, 2016**
> **File No. 024-10587**

Dear Mr. Vidal:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1. We note that the Convertible Notes you are offering are convertible into common stock at any time, at your sole and absolute election. Please revise the Form 1-A and Offering Circular to include in the offering being qualified pursuant to Regulation A the common stock underlying the Convertible Notes. For example, your cover page should include up to 6,200,000 shares of common stock. Please refer to the Note to Rule 251(a) of Regulation A.

Chaise Vidal
Eco-Waste Power, Inc.
August 23, 2016
Page 2

2.      Please revise your offering so the aggregate offering price does not exceed $20,000,000, the maximum aggregate offering price for an offering qualified under Tier 1 of Regulation A.  In this regard, we note that your Convertible Notes are convertible into up to 6,200,000 shares of your common stock and the conversion price for the common stock underlying the Convertible Notes is $4 dollars per share.  Please refer to Rule 251(a)(1) of Regulation A and General Instruction I to Form 1-A for guidance.

We will consider qualifying your offering statement at your request.  In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Danilo Castelli, Attorney Advisor at (202) 551-6521, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc:    Andy Altahawi